Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

June 16, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 16, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Corner Growth Acquisition Corp. 2 (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, $0.0001 par value,
and one-third of one redeemable warrant

Class A ordinary shares included as part of the units

Redeemable warrants included as part of the units, each whole warrant
exercisable for one Class A ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]